TransAKT™ Ltd.

Suite 260, 1414 8th Street SW
Calgary, Alberta, Canada T2R 1J6

Phone (403) 290-1744
Fax (403) 266-5732

NOTICE OF CHANGE OF AUDITOR

TAKE NOTICE that Kabani & Company, Inc. Certified Public Accountants ("Kabani"), the former auditor of TransAKT Ltd. (the "Corporation"), resigned as an auditor of the Corporation on April 29, 2009 at the reporting issuer's request. In place of Kabani the board of directors of the Corporation proposes the appointment of KCCW Accountancy Corp. ("KCCW"), as successor auditor in their place.

The resignation of Kabani and the appointment of KCCW has been considered and approved by the corporation's board of directors.

TAKE FURTHER NOTICE THAT

(a) in the opinion of the Corporation no reportable events, as that term is defined in National Instrument 51-102, occurred in connection with the audits of the Corporation's two most recently completed fiscal years, nor for any period subsequent to the most recently completed period for which an audit report was issued; and

(b) there have been no reservations contained in the auditor's reports on the annual financial statements of the Corporation for the two most recently completed fiscal years, nor for any period subsequent to the most recently completed period for which an audit report was issued;

DATED at Calgary, Alberta, this 29th day of April, 2009.

BY ORDER OF THE BOARD

TransAKT Ltd.

James Wu, Director